Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Sunrise Telecom Incorporated:

We consent to incorporation by reference in the registration statement on Form S-8 of Sunrise Telecom Incorporated of our report dated January 24, 2003, except as to note 17, which is as of February 28, 2003, with respect to the consolidated balance sheets of Sunrise Telecom Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Sunrise Telecom Incorporated.

Our report contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

/s/    KPMG LLP

Mountain View, California

July 25, 2003